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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                           ALYSIS TECHNOLOGIES, INC.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                           ALYSIS TECHNOLOGIES, INC.
                       (NAME OF PERSON FILING STATEMENT)

                            ------------------------

                         COMMON STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   02261D101
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                 KEVIN D. MORAN
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                           ALYSIS TECHNOLOGIES, INC.
                         1900 POWELL STREET, SUITE 110
                          EMERYVILLE, CALIFORNIA 94608
                                 (510) 450-7000

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)

                            ------------------------

                                   COPIES TO:
                            STEVE L. CAMAHORT, ESQ.
                            HERBERT P. FOCKLER, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                          PALO ALTO, CALIFORNIA 94304
                                 (415) 493-9300

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/ /  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    This statement relates to the tender offer being made by Maui Acquisition Corp., a Delaware corporation (the "PURCHASER") and a wholly owned subsidiary of Pitney Bowes Inc., a Delaware corporation ("PARENT"), disclosed in a Tender Offer Statement on Schedule TO (the "SCHEDULE TO"), dated March 29, 2001, and filed with the Securities and Exchange Commission (the "COMMISSION"), to purchase all the outstanding shares of (a) common stock, par value $0.01 per share (the "COMMON SHARES"), and (b) class B common stock, par value $0.01 per share (the "CLASS B SHARES," and together with the Common Shares, the "SHARES"), of Alysis Technologies, Inc., a Delaware corporation (the "COMPANY"), at a price of $1.39 per Share, net to the sellers in cash, without interest thereon (the "OFFER PRICE"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 29, 2001 (as it may be amended from time to time, the "OFFER TO PURCHASE"), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the "OFFER") included in the Schedule TO. A copy of the Offer to Purchase and the related Letter of Transmittal are incorporated herein by reference as
Exhibit 1 and Exhibit 2 hereto, respectively. Copies of the Offer to Purchase and the Letter of Transmittal are being furnished to the Company's stockholders concurrently with this Schedule 14D-9.

ITEM 1. SUBJECT COMPANY INFORMATION.

    The name of the subject company is Alysis Technologies, Inc. The Company is a provider of component-based e-billing software that snaps-in to any major e-commerce implementation. The address of the principal executive office of the Company is 1900 Powell Street, Suite 110, Emeryville, California 94608. The telephone number of the principal executive offices of the Company is
(510) 450-7000. The title of the class of equity securities to which this
Schedule 14D-9 relates is the Company's common stock, par value $0.01 per share. As of March 20, 2001, 11,171,891 Common Shares were issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

    The name, business address and business telephone number of the Company, which is the person filing this Statement and the subject company, are set forth in Item 1 above.

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 20, 2001, by and among Parent, the Purchaser and the Company (the "MERGER AGREEMENT"). The Merger Agreement provides, among other things, for the commencement of the Offer by the Purchaser and further provides that, as soon as practicable after consummation of the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, and in accordance with the relevant provisions of the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into the Company (the "MERGER"), with the Company continuing as the surviving corporation and a subsidiary of Parent. A copy of the Merger Agreement is incorporated herein by reference as Exhibit 3 hereto.

    The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Common Shares that, together with the Common Shares then owned by Parent and any other direct or indirect subsidiary of Parent, would represent a majority of the total number of outstanding Common Shares on a fully diluted basis (excluding any securities which have an effective conversion or exercise price greater than or equal to the Offer Price). The Offer is also subject to certain other conditions set forth in Annex A to the Merger Agreement and described in "Section 14--Certain Conditions of the Offer" of the Offer to Purchase.

    As set forth in the Schedule TO, the principal executive offices of both the Purchaser and Parent are located at One Elmcroft Road, Stamford, Connecticut 06926-0700. The telephone number of both the Purchaser and Parent is
(203) 356-5000. All information in this Schedule 14D-9 or incorporated by reference herein concerning the Purchaser, Parent or their affiliates, or actions or events in respect of any of them, was provided by the Purchaser or Parent, and the Company assumes no responsibility therefor.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Certain contracts, agreements, arrangements or understandings between the Company or its affiliates with certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Rule 14f-1 of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT") that is attached as ANNEX A hereto (the "INFORMATION STATEMENT") and is incorporated herein by reference. Except as described or referred to herein and in ANNEX A, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates; or (ii) Parent or the Purchaser, their respective officers, directors or affiliates.

    In considering the recommendation of the Board of Directors of the Company (the "BOARD OF DIRECTORS" or the "BOARD") set forth in Item 4 below, the Company's stockholders should be aware that certain executive officers of the Company and certain members of the Board of Directors have interests in the Offer and the Merger, which are described herein and in ANNEX A hereto, and which may present them with certain conflicts of interest. The Board of Directors is aware of these potential conflicts and considered them along with the other factors described in Item 4 below.

    THE MERGER AGREEMENT. A summary of the material provisions of the Merger Agreement is included in "Section 11--Background of the Offer; Merger Agreement and Related Agreements" of the Offer to Purchase, which is incorporated herein by reference. Such summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit 3 hereto and is incorporated herein by reference. Such summary may not contain all of the information that is important to you. Accordingly, you should read the Merger Agreement in its entirety for a more complete description of the material summarized in the Offer to Purchase.

    CONFIDENTIALITY AGREEMENT. In connection with the Merger, Parent and First Union Securities, Inc. ("FIRST UNION"), as agent for the Company, entered into a customary confidentiality agreement on November 1, 2000 in order to receive a limited amount of information concerning the Company. On January 29, 2001, Parent and the Company executed a non-binding letter of intent and entered into an exclusivity period providing Parent with the opportunity to perform additional financial and technical due diligence and to negotiate a definitive merger agreement.

    VOTING AND TENDER AGREEMENT. In connection with the Merger, Parent, the Purchaser and Warburg, Pincus Investors, L.P., a Delaware limited partnership ("WARBURG"), a principal stockholder of the Company, entered into a voting and tender agreement, dated as of March 20, 2001 (the "VOTING AND TENDER AGREEMENT"), to provide that Warburg would, among other things, (1) tender its Shares in the Offer and (2) vote its Shares to approve the Merger Agreement and the Merger and against other business combination transactions involving the Company.

    PAST CONTACTS. At Work Corp., a corporation acquired by the Company in September 1999 ("AT WORK"), and Parent entered into a Software License Agreement, dated as of August 21, 1998, pursuant to which At Work licensed the WorkOut software product to Parent and provided product installation services therefor.

    At Work and Parent entered into a Software Distribution Agreement, dated as of May 11, 1999, pursuant to which Parent was granted the right to remarket the WorkOut Software product to end-users for a two-year period.

    The Company and Parent entered into a letter of intent, dated as of January 10, 2001, pursuant to which the Company agreed to compensate Parent up to $85,000 for program management and engineering services in support of the Company's initiative with The British Post.

    SEVERANCE ARRANGEMENTS. Pursuant to the Merger Agreement, employees of the Company who on or for a certain period after the consummation of the Merger (the "EFFECTIVE TIME") incur a termination of employment will be eligible for a severance payment. Each of Kevin D. Moran, the Company's President, Chief Executive Officer and Chairman of the Board, David R. Bankhead, the Company's Vice President, Chief Financial Officer and Vice President, and Geraldine McGrath, the Company's Vice President and General Counsel, will be eligible for a severance payment of one-year base salary in the event that their employment with the Company is terminated within one year after the Effective Time. Parent does not currently contemplate continuing the employment of Messrs. Moran and Bankhead or of Ms. McGrath. All other employees, including the remaining executive officers of the Company, are eligible, pursuant to the Merger Agreement, for a severance payment of six-months base salary in the event their employment is terminated by the Company or Parent within six months after the Effective Time. For all of the above individuals, the termination must be involuntary and other than on account of disability, death, retirement or cause. Any severance payments made pursuant to the Merger Agreement by Parent will be offset against any severance payments payable or made by the Company to all employees under any of the Company's existing severance plans, policy, arrangement or practices. In addition, Parent will provide such employees, including Messrs. Moran and Bankhead and Ms. McGrath, with outplacement services and will reimburse such employees for the employer's portion of the annual premium cost for continued coverage under a group medical plan. Parent's commitment to make the severance payments and to provide the other benefits described in this paragraph is limited to $2.3 million.

    Mr. Moran, Mr. Bankhead, Ms. McGrath and Jim Flynn, the Company's Executive Vice President and Chief Operating Officer, also have the following existing arrangements with the Company with regard to severance and change of control:

    Mr. Moran has entered into an employment agreement with the Company that, under certain circumstances, allows for a severance payment of up to 12 months' salary and acceleration of unvested options in the event of a change of control of the Company. Such employment agreement is more fully described in ANNEX A hereto.

    Mr. Bankhead has entered into an employment agreement with the Company that, under certain circumstances, allows for acceleration of unvested options in the event of a change in control of the Company. Such employment agreement is more fully described in ANNEX A hereto.

    Ms. McGrath has entered into option agreements that contain provisions for acceleration of unvested options in the event of a change in control of the Company. Such option agreement is more fully described in ANNEX A hereto.

    Mr. Flynn has entered into an employment agreement with the Company that, under certain circumstances, allows for a severance payment of up to 12 months' salary and acceleration of unvested options in the event of a change of control of the Company. Such employment agreement is more fully described in ANNEX A hereto.

    TREATMENT OF STOCK OPTIONS. Unvested stock options and restricted stock issued pursuant to the Company's 1992 Stock Option Plan and 1996 Stock Option Plan (the "OPTION PLANS") accelerate in the event of a change of control unless such options are assumed or substituted. As none of the stock options or restricted stock issued pursuant to the Option Plans are being assumed or substituted in connection with the Merger, the unvested stock options and restricted stock issued to the Company's executive officers and directors will be accelerated and fully vested. Stock options held by the Company's executive officers and directors with an exercise price less than the Offer Price will entitle the holder to an amount in cash equal to the Offer Price less the per share exercise price of each such option multiplied by the number of Shares subject to such option, subject to the conditions for vesting contained in the award. In connection with an annual performance review, Louis Provenzano, Senior Vice President of Worldwide Sales, was granted 50,000 stock options on March 6, 2001 at an exercise price of $1.25 per share, which was not lower than the fair market value of the Common Shares on the date of the grant. In connection with being named an executive officer, Mr. Flynn was granted 100,000 stock options on December 1, 2000, at an exercise price of $1.09 per share, the fair market value of the Common Shares on the date of the grant. Except as indicated in the table below, none of the Company's other executive officers and directors hold stock options with an exercise price less than the Offer Price.

                                                                  COMMON SHARES SUBJECT TO OPTIONS
                                                                  WITH AN EXERCISE PRICE LESS THAN
NAME                                        POSITION                        OFFER PRICE
----                             -------------------------------  --------------------------------
Kevin D. Moran.................  President, Chief Executive
                                 Officer and Chairman of the
                                 Board                                         299,311
Geraldine McGrath..............  Vice President, General Counsel
                                 and Assistant Secretary                        32,500
Jim Flynn......................  Executive Vice President and
                                 Chief Operating Officer                       100,000
Louis Provenzano...............  Senior Vice President of
                                 Worldwide Sales                                50,000

    INDEMNIFICATION. Parent and the Purchaser have agreed that all rights to indemnification existing in favor of the present or former directors, officers and employees of the Company or any of its subsidiaries as provided in the Company's certificate of incorporation or bylaws, or the articles of organization, bylaws or similar documents of any of its subsidiaries as in effect at the date of the Merger Agreement with respect to matters occurring prior to the Effective Time shall survive the Merger and continue in full force and effect for a period of not less than the statutes of limitations applicable to such matters. Parent has also agreed to maintain in effect for a period of six years after the Effective Time, in respect of acts or omissions occurring prior to the Effective Time, policies of directors' and officers' liability insurance, fiduciary liability insurance and fiduciary insurance. Such policies shall provide coverage no less favorable than that provided for the individuals who are covered by the Company's existing policies. However, Parent shall not be required to pay an annual premium in excess of 200% of the aggregate annual amounts currently paid by the Company to maintain its existing policies.

    Pursuant to the Merger Agreement, the indemnification and directors' and officers' insurance covenants described above will survive the consummation of the Merger and are intended to benefit, and will be enforceable by, any person or entity entitled to be indemnified thereunder (whether or not they are parties to the Merger Agreement).

    EMPLOYEE RETENTION POOL. The Board of Directors has approved the establishment of a pool of $700,000 in cash for making payments to certain executive officers either prior to or after the effectiveness of the Merger in connection with employee retention bonuses. The retention bonuses shall be allocated as follows: $400,000 to Mr. Moran, $150,000 to Mr. Bankhead and $150,000 to Ms. McGrath.

    EMPLOYMENT AGREEMENTS. In connection with the Merger, Parent has reached an agreement in principle on the terms of definitive employment agreements with certain key employees of the Company, including Mr. Flynn, to ensure their continued services immediately after the Effective Time.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (A) RECOMMENDATION OF THE BOARD OF DIRECTORS.

    The Board of Directors (by unanimous vote of the members of the Board of Directors present at the meeting) of the Company has (1) determined that each of the Merger Agreement, the Offer and the Merger is fair to, and in the best interests of, the stockholders of the Company; (2) duly approved the Merger Agreement, and the other agreements related thereto and the transactions contemplated thereby; and (3) recommended that the stockholders of the Company accept the Offer and approve and adopt the Merger Agreement and the Merger.

    A copy of the joint press release issued by the Company and Parent on March 20, 2001 announcing the Merger and the Offer, is filed herewith as
Exhibit 5 and is incorporated herein by reference. A copy of a letter to the Company's stockholders communicating the recommendation of the Board of Directors is filed herewith as Exhibit 4, and is incorporated herein by reference.

    (B) BACKGROUND OF THE TRANSACTION; REASONS FOR THE BOARD OF DIRECTORS' RECOMMENDATION.

    BACKGROUND OF THE TRANSACTION.

    On an ongoing basis, the Board of Directors of the Company evaluates the Company's strategic alternatives, including potential business combinations and strategic investments. In September 2000, the Board of Directors retained First Union to assist the Company's management in this evaluation. The Company's management and First Union identified and contacted eighty-eight (including Parent) prospective strategic and financial partners for the Company based on strategic fit and their determination of which entities would most likely be interested in engaging in a strategic combination or arrangement with the Company. Twenty-three of those parties expressed an interest in a potential transaction and were provided with a limited amount of information concerning the Company after executing appropriate confidentiality agreements.

    On November 1, 2000, Parent and the Company entered into a customary confidentiality agreement.

    In November 2000, Parent provided a preliminary non-binding proposal, subject to due diligence and several conditions, to acquire the Company. After a follow-up discussion with First Union, Parent agreed to increase its initial offer.

    On December 20, 2000, First Union discussed the revised proposal from Parent with the Board of Directors. First Union also made a presentation to the Board of Directors concerning the status of discussions with certain other parties who had entered into confidentiality agreements and received information concerning the Company.

    On January 16, 2001, Parent, subsequent to a meeting with First Union and management on January 4, 2001, increased its offer again.

    On January 20, 2001, First Union made a presentation to the Board of Directors regarding the two preliminary offers submitted, including Parent's. After evaluation of the two offers as to which proposal was in the best interests of the Company and its stockholders, the Board of Directors agreed to pursue further discussions with Parent based on several factors, including Parent's knowledge of the Company, the likelihood of completing the proposed transaction, and the proposed valuation and consideration offered by Parent.

    On January 29, 2001, the Company and Parent executed a non-binding letter of intent and entered into an exclusivity period providing Parent with the opportunity to perform additional financial and technical due diligence and negotiate a definitive merger agreement.

    On February 2, 2001, First Union provided an update to the Board of Directors regarding the status of Parent's due diligence efforts and the status of negotiations of a definitive merger agreement.

    On February 27, 2001, subsequent to the completion of additional financial and technical due diligence, Parent submitted a revised cash offer. The Company rejected the proposed offer.

    On March 2, 2001, Parent representatives met with representatives from First Union and the Company in Stamford, Connecticut, to discuss the terms and assumptions of the most recently proposed offer.

    On March 5, 2001, Parent agreed to increase its offer to $1.39 per Share, after redemption of the Company's preferred stock.

    On March 6, 2001, the Board of Directors met telephonically with representatives of the Company's management, outside counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation ("WSGR") and First Union, and reviewed and discussed the proposed transaction. At the meeting, WSGR gave a presentation to the Board of Directors on the terms of the Merger Agreement and the Voting and Tender Agreement, the structure of the Offer and the Merger and the Board of Director's fiduciary duties. In addition, representatives from First Union reviewed the financial aspects of the proposed transaction. The Board of Directors directed Mr. Moran to continue to work with WSGR and First Union to resolve any open issues with Parent and the Purchaser and, upon resolution of the open issues, to reconvene the Board to review the proposed Merger Agreement and reconsider the Offer and Merger.

    During the period from January 29, 2001 through March 19, 2001, Parent, the Purchaser and Warburg negotiated the terms of the Voting and Tender Agreement to provide that Warburg would, among other things, (1) tender its Shares in the Offer and (2) vote its Shares to approve the Merger Agreement and the Merger and against other business combination transactions involving the Company. Warburg owns approximately 42% of the Common Shares and 100% of the Class B Shares outstanding as of March 20, 2001.

    During the period between March 6, 2001 and March 19, 2001, the Company and Parent continued to negotiate the terms of a definitive merger agreement, and Parent continued its financial and technical due diligence review of the Company.

    On March 19, 2001, the Board of Directors met telephonically with representatives of the Company's management, WSGR and First Union, to reconsider the proposed transaction. At the meeting, WSGR updated the Board of Directors on the terms of the Merger Agreement and the Voting and Tender Agreement, the structure of the Offer and the Merger and the Board of Directors' fiduciary duties. At this time, the Board of Directors received an opinion from First Union that, as of the date of the meeting, the $1.39 cash per Share to be received by the holders thereof pursuant to the Offer and the Merger as contemplated in the Merger Agreement was fair from a financial point of view to the Company's stockholders. The full text of such opinion is attached hereto as
Exhibit 6. Following additional discussion of the terms of the proposed acquisition, the Board of Directors resolved, among other things:

    - that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the holders of the Shares;

    - to approve and authorize the Merger Agreement and the transactions contemplated thereby;

    - to recommend that the stockholders of the Company accept the Offer and approve and adopt the Merger Agreement and the Merger; and

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
    - to exempt Purchaser and Parent from Section 203 of the DGCL in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Voting and Tender Agreement.

    On the morning of March 20, 2001, the Merger Agreement was executed by the Company, the Purchaser and Parent, and the Voting and Tender Agreement was executed by the Purchaser, Parent and Warburg.

    REASONS FOR THE RECOMMENDATION OF THE BOARD OF DIRECTORS OF THE COMPANY. In approving the Merger Agreement and the transactions contemplated thereby, and recommending that the stockholders accept the Offer and approve and adopt the Merger Agreement and the transactions contemplated thereby, the Board of Directors considered a number of factors, including:

    - The price per share to be paid in the Offer and the Merger represents a premium of 80.5% over the last sale price of the Common Shares on the Over The Counter Bulletin Board on March 16, 2001, the last trading day prior to the meeting at which the Board voted to approve the Merger, as well as 45.1% and 37.0% premiums over the average of the last sale prices for the ten and thirty trading days ending on March 16, 2001.

    - The presentations of First Union, and their opinion to the effect that, subject to the matters set out in such opinion, the price per share to be paid in the Offer and the Merger is fair from a financial point of view to the Company's stockholders.

    - The prospects and anticipated competitive position of the Company if it were to maintain its current ownership structure, including the risks of continuing to pursue its current strategy in an industry marked by increasing competition and consolidation.

    - The possibility that the price or value of the Shares may decrease in the future.

    - Information with regard to the Company's financial condition, results of operation and business and current economic and market conditions.

    - The terms of the Merger Agreement including restrictions on the Company's ability to consider and negotiate other proposals and exceptions to those restrictions, the possible effects of provisions in the Merger Agreement relating to termination fees and the conditions to the Offer.

    - The terms of the Voting and Tender Agreement, including restrictions on Warburg's ability to support a competing proposal until six months after termination under certain circumstances.

    - The possibility that the Merger may not be completed and the effect of public announcement of the Offer and the Merger on the Company's sales and operating results, and its ability to retain and attract key technical, marketing and management personnel.

    - The possibility that although the Offer provided the Company's stockholders the opportunity to realize a premium over the price at which the Company's Common Shares traded prior to public announcement of the Offer and the Merger, the price or value of the Company's Common Shares may increase in the future.

    - The tax treatment of the Company's stockholders in the Offer and Merger.

    - The arrangements and agreements with the respect to the Company's directors, officers and employees.

    - Alternatives to the Offer and the Merger, including remaining an independent company.

    The foregoing discussion of the information and factors considered and given weight by the Board of Directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement and the Offer, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board of Directors may have given different weights to different factors. The Board of Directors made its determination that the Merger Agreement, the Offer and the Merger are fair to, and in the best interest of, the stockholders of the Company based on the totality of the information presented to and considered by the Board of Directors.

    The full text of First Union's fairness opinion discussed in the second bullet point above, which sets forth, among other things, the assumptions made, matters considered and limitations in the review undertaken by First Union in connection with the opinion, is attached hereto as ANNEX B and is incorporated herein by reference. First Union's opinion is directed only to the Company's Board of Directors, addresses only the fairness of $1.39 per Share, from a financial point of view, to be received in the Offer and the Merger by holders of Common Shares, and does not constitute a recommendation to any stockholder to adopt the Merger Agreement or to tender shares pursuant to the Offer. Holders of Shares are urged to read the opinion carefully and in its entirety. The summary of the opinion of First Union in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion.

    To the Company's knowledge, all of its executive officers, directors, and their affiliates currently intend to tender all Shares that are held of record or are beneficially owned by them pursuant to the Offer, other than the Shares, if any, held by such persons that, if tendered, could cause them to incur liability under section 16(b) of the Exchange Act.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    Pursuant to a letter agreement entered into on September 13, 2000, the Company retained First Union as the Company's financial advisor to provide financial advisory and investment banking services in connection with, among other things, potential business combinations involving the Company. Pursuant to the terms of the letter agreement, the Company agreed to pay First Union, in connection with the Merger, a transaction fee equal to a percentage of the aggregate consideration received by the stockholders of the Company in the Offer and the Merger, subject to a minimum fee of $900,000 which represents First Union's fee in this deal. The Company has agreed to reimburse First Union for its reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services, including fees and disbursements of its legal counsel. The Company has also agreed to indemnify First Union and its directors, officers, agents, employees and controlling persons for certain costs, expenses and liabilities, including certain liabilities under the federal securities laws.

ITEM 6. INTEREST IN SECURITIES OF THE COMPANY.

    Except as disclosed in Item 3, no transactions in the Shares have been effected in the past 60 days by the Company or any subsidiary of the Company, or, to the knowledge of the Company, any affiliate or any executive officer or director of the Company.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Except as set forth in Items 3 and 4 of this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to: (i) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

(b) Except as set forth in Items 3 and 4 of this Schedule 14D-9, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    The Information Statement attached as ANNEX A to this Schedule 14D-9 is being furnished in connection with the possible designation by the Purchaser, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of the Company's stockholders.

    The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an "interested stockholder" (generally, a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock, or an affiliate or associate thereof) from engaging in a "business combination" (defined to include mergers and certain other transactions) with a Delaware corporation for a period of five years following the date such person becomes an interested stockholder unless prior to such date the board of directors of the corporation approved the business combination. Neither Parent nor the Purchaser is an interested stockholder, and the Company Board has approved (by a unanimous vote of those present) both the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Voting and Tender Agreement. Accordingly,
Section 203 of the DGCL is inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger, and the Voting and Tender Agreement and the transactions contemplated thereby.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Offer to Purchase dated March 29, 2001 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

Exhibit 2.   Letter of Transmittal (incorporated by reference to
             Exhibit (a)(1)(B) to the Schedule TO).

Exhibit 3. Agreement and Plan of Merger, dated as of March 20, 2001, by and among Pitney Bowes Inc., Maui Acquisition Corp. and
             Alysis Technologies, Inc. (incorporated by reference to
             Exhibit 2.1 to the Form 8-K filed by Alysis Technologies,
             Inc. with the Commission on March 22, 2001).

Exhibit 4.   Letter to Stockholders, dated as of March 29, 2001.*

Exhibit 5.   Joint Press Release, dated as of March 20, 2001, of Alysis
             Technologies, Inc. and Pitney Bowes Inc. (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

Exhibit 6. Voting and Tender Agreement, dated as of March 20, 2001, by and among Pitney Bowes Inc., Maui Acquisition Corp. and
             Warburg, Pincus Investors, L.P. (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by Alysis Technologies,
             Inc. with the Commission on March 22, 2001).

Exhibit 7. Fairness Opinion of First Union Securities, Inc. (attached to this Statement as ANNEX B).*

Exhibit 8. Software License Agreement, dated as of August 21, 1998, between At Work Corp. and Pitney Bowes Inc.

Exhibit 9. Software Distribution Agreement, dated as of May 11, 1999, between At Work Corp. and Pitney Bowes Inc.

Exhibit 10.  Letter of Intent, dated as of January 1, 2001, between
             Alysis Technologies, Inc. and Pitney Bowes Inc.

Exhibit 11.  Audit Committee Charter of Alysis Technologies, Inc.

------------------------

*   Included in copies of Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Date: March 29, 2001                                   ALYSIS TECHNOLOGIES, INC.

                                                       By:  /s/ KEVIN D. MORAN
                                                            -----------------------------------------
                                                            Name: Kevin D. Moran
                                                            Title: Chief Executive Officer

                                                                         ANNEX A

                           ALYSIS TECHNOLOGIES, INC.
                         1900 POWELL STREET, SUITE 110
                       EMERYVILLE, CALIFORNIA 94608-1840

                            ------------------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
          EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14f-1 THEREUNDER

                            ------------------------

    This Information Statement is being mailed on or about March 29, 2001, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 of Alysis Technologies, Inc. (the "COMPANY"). You are receiving this Information Statement in connection with the possible election of persons designated by Maui Acquisition Corp., a Delaware corporation (the "PURCHASER") and a wholly owned subsidiary of Pitney Bowes Inc., a Delaware corporation ("PARENT"), to a majority of seats on the Board of Directors of the Company (the "BOARD OF DIRECTORS" or the "BOARD"). On March 20, 2001, the Company entered into an Agreement and Plan of Merger (the "MERGER AGREEMENT") with the Purchaser and Parent, pursuant to which the Purchaser is required to commence a tender offer to purchase (the "OFFER TO PURCHASE") all of the issued and outstanding shares of (a) common stock, $0.01 par value (the "COMMON SHARES"), and (b) class B common stock, par value $0.01 (the "CLASS B SHARES" and together with the Common Shares, the "SHARES"), of the Company, at a price per Share of $1.39, net to the seller in cash, without interest thereon (the "OFFER PRICE"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated March 29, 2001, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "OFFER"). Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to holders of Shares along with this Information Statement and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "SCHEDULE TO") filed by Purchaser with the Securities and Exchange Commission (the "COMMISSION") on March 29, 2001.

    The Merger Agreement provides, among other things, that as promptly as practicable after the satisfaction or, if permissible, waiver of the other conditions set forth in the Merger Agreement and the purchase of Shares pursuant to the Offer, the Purchaser will be merged with and into the Company (the "MERGER") in accordance with the relevant provisions of the Delaware General Corporation Law (the "DGCL"). As a result, the Company will continue as the surviving corporation (the "SURVIVING CORPORATION") and will become a subsidiary of Parent. At the effective time of the Merger (the "EFFECTIVE TIME"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or by Parent or any of its subsidiaries, which will be cancelled, and other than Shares held by stockholders who will have demanded and perfected dissenter's rights under
Section 262 of the DGCL will be cancelled and converted automatically into the right to receive $1.39 in cash, or any higher price that may be paid per Share in the Offer, without interest (the "MERGER CONSIDERATION"). Stockholders who demand and fully perfect dissenter's rights pursuant to Section 262 of the DGCL will be entitled to receive, in connection with the Merger, cash for the fair value of their Shares as determined pursuant to the procedures prescribed in
Section 262 of the DGCL.

    The Offer, Merger, the Merger Agreement and the agreements related to it are more fully described in the Statement on Schedule 14D-9, to which this Information Statement forms ANNEX A, which was filed by the Company with the Commission on March 29, 2001, and which is being mailed to holders of Shares along with this Information Statement.

    This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended ("EXCHANGE ACT"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement on Schedule 14D-9. Information set forth herein related to Parent, the Purchaser or the Purchaser Designees (as defined below) has been provided by Parent. You are urged to read this Information Statement carefully and in its entirety. You are not, however, required to take any action in connection with the matters set forth herein.

    Pursuant to the Merger Agreement, the Purchaser commenced the Offer on March 29, 2001. The Offer is currently scheduled to expire at 12:00 p.m., New York City time, on April, 25, 2001, unless the Purchaser extends it.

                                    GENERAL

    The Common Shares constitute the only class of equity securities of the Company outstanding that is currently entitled to vote at a meeting of the stockholders of the Company. Each Common Share entitles the holder thereof to one vote. As of the close of business on March 20, 2001, there were 11,171,891 Common Shares outstanding, of which Parent and the Purchaser owned no shares.

      RIGHTS TO DESIGNATE DIRECTORS AND MAUI ACQUISITION CORP.'S DESIGNEES

    The Merger Agreement provides that, promptly upon the purchase by the Purchaser pursuant to the Offer of such number of Common Shares as represents at least a majority of the outstanding Common Shares and from time to time thereafter, the Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, to serve on the Board as will give Purchaser representation on the Board equal to the product of (i) the number of directors on the Board (giving effect to the election of any additional directors pursuant to such provision) and (ii) the percentage that such number of Common Shares beneficially owned by Parent and/or the Purchaser (including Common Shares accepted for payment) so purchased bears to the number of Common Shares outstanding. Notwithstanding the foregoing, prior to the Effective Time, the Company's Board will have at least two members who are neither officers of Parent nor designees, shareholders or affiliates of Parent or Parent's affiliates.

    The Merger Agreement provides that the Company will promptly take all actions necessary to cause the Purchaser's designees to be elected to the Board, including increasing the size of the Board and securing the resignations of incumbent directors.

    The Merger Agreement further provides that the Company will cause individuals designated by the Purchaser to constitute the same percentages as is on the entire Board of Directors (after giving effect to such provision) to be on (i) each committee of the Board and (ii) each board of directors and each committee thereof of each subsidiary of the Company, in each case only to the extent permitted by applicable law. The Company will promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder to fulfill such obligations.

    The Purchaser's designees will be selected by the Purchaser from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Purchaser's designees currently is a director of, or holds any positions with, the Company. The Purchaser has advised the Company that, to the best of the Purchaser's knowledge, except as set forth below, none of the Purchaser's designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between the Purchaser and the Company that have been described in the Statement on Schedule 14D-9. The name, age, citizenship, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as the Purchaser's designees are set forth below. Unless otherwise indicated, each such person has held his present position as set forth below for the past five years and each occupation refers to employment with Parent. Unless otherwise indicated, each such person is a citizen of the United States, and the business address of each person listed below is One Elmcroft Road, Stamford, Connecticut 06926-0700:

                                                                            PRESENT PRINCIPAL OCCUPATION OR
                                                                         EMPLOYMENT; 5-YEAR EMPLOYMENT HISTORY
                                                                        AND CITIZENSHIP (IF NOT A CITIZEN OF THE
NAME AND BUSINESS ADDRESS                       OFFICE(S)                      UNITED STATES OF AMERICA)
-------------------------                       ---------                      -------------------------
Brian M. Baxendale................  Executive Vice President;           Chief Executive Officer, President and
                                    President, Document Messaging       Director of the Purchaser since its date
                                    Technologies of Parent              of incorporation. He has also been
                                                                        Executive Vice President and President,
                                                                        Document Messaging Technologies of
                                                                        Parent since 2000. Prior to that time,
                                                                        President of Production Mail and
                                                                        Document Factory Solutions (formerly
                                                                        Production Mail and Software Systems,
                                                                        formerly Production Mail Division) of
                                                                        Parent from 1996 to 2000. Mr. Baxendale
                                                                        is a citizen of the United Kingdom.

Bruce P. Nolop....................  Executive Vice President; Chief     Executive Vice President, Chief
                                    Financial Officer of Parent         Financial Officer and Director of the
                                                                        Purchaser since its date of
                                                                        incorporation. He has also been
                                                                        Executive Vice President and Chief
                                                                        Financial Officer of Parent since 2000.
                                                                        Prior to that time, Managing Director of
                                                                        Wasserstein Perella & Co. from 1993 to
                                                                        2000.

Karl H. Schumacher................  President, docSense, a division of  Executive Vice President, Operations,
                                    Parent                              and Director of the Purchaser since its
                                                                        date of incorporation. He has also been
                                                                        President, docSense, a division of
                                                                        Parent, since 2000. He was Vice
                                                                        President and Chief Financial Officer of
                                                                        Parent from January to May 2000. Prior
                                                                        to that time, he was Vice President and
                                                                        General Manager, Production Mail and
                                                                        Document Factory Solutions, of Parent
                                                                        from 1998 to 2000, and Vice President,
                                                                        Systems Integration of Parent from 1996
                                                                        to 1998. Mr. Schumacher was Vice
                                                                        President, Product Line Management, of
                                                                        Parent from 1995 to 1996.

                    SECURITY OWNERSHIP BY CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

    The following table sets forth, as of March 15, 2001, the number and percentage of Shares beneficially owned (as defined in Rule 13d-3 adopted under the Exchange Act) by (a) each director, (b) each of the Chief Executive Officer and the four most highly compensated executive officers of the Company other than the Chief Executive Officer, (c) up to two individuals who were the most highly compensated, but were not executive officers of the Company at the end of the fiscal year (together with the individuals identified in clause (b), the "NAMED EXECUTIVE OFFICERS"), (d) all directors and executive officers of the Company as a group; and (e) all persons known to the Company to own beneficially more than five percent (5%) of any class of voting securities of the Company.

                                                     COMMON SHARES BENEFICIALLY      CLASS B SHARES BENEFICIALLY
                                                              OWNED(1)                        OWNED(1)
DIRECTORS, EXECUTIVE OFFICERS                       -----------------------------   -----------------------------
AND FIVE PERCENT STOCKHOLDERS (1)                     NUMBER     PERCENT OF CLASS     NUMBER     PERCENT OF CLASS
---------------------------------                   ----------   ----------------   ----------   ----------------
Warburg, Pincus Investors, L.P.(2)................  4,647,212          41.6         2,417,112(3)       100.0
  466 Lexington Avenue
  New York, New York 10017

Henry Kressel(2)..................................  4,647,212          41.6         2,417,112(3)       100.0
  c/o Warburg, Pincus Investors, L.P.
  466 Lexington Avenue
  New York, New York 10017

Stewart K. P. Gross(2)............................  4,647,212          41.6         2,417,112(3)       100.0
  c/o Warburg, Pincus Investors, L.P.
  466 Lexington Avenue
  New York, New York 10017

Johan H. Magnusson................................    869,700           7.8
  c/o Rocket Software
  2 Apple Hill Drive
  Natick, Massachusetts 01760

Kevin D. Moran(4).................................    534,567           4.8                --             --

Jim Flynn(5)......................................    259,806           2.3                --             --
  c/o Alysis Technologies, Inc.
  11 John Street, 25th Floor
  New York, New York 10038

Timothy F. McCarthy(6)............................    187,708           1.7                --             --
  c/o AdvisorTech Corporation
  235 Pine Street, Suite 1500
  San Francisco, California 94104-2732

John R. Oltman(7).................................    114,854           1.0                --             --
  c/o JRO Consulting
  P.O. Box 8069
  Avon, Colorado 81620

David R. Bankhead(8)..............................    120,000           1.1                --             --

Louis Provenzano(9)...............................    117,062           1.0                --             --
  c/o Alysis Technologies, Inc.
  11 John Street, 25th Floor
  New York, New York 10038

Geraldine McGrath(10).............................    119,971           1.1                --             --

Randy H. Katz(11).................................     41,125             *                --             --
  c/o Computer Science Div., EECS Dept;
  637 Soda Hall
  Berkeley, California 94720-1776

                                                     COMMON SHARES BENEFICIALLY      CLASS B SHARES BENEFICIALLY
                                                              OWNED(1)                        OWNED(1)
DIRECTORS, EXECUTIVE OFFICERS                       -----------------------------   -----------------------------
AND FIVE PERCENT STOCKHOLDERS (1)                     NUMBER     PERCENT OF CLASS     NUMBER     PERCENT OF CLASS
---------------------------------                   ----------   ----------------   ----------   ----------------
John J. Cook, Jr.(12).............................     43,250             *                --             --
  c/o Seaward Management Corporation
  10 Post Office Sq., Suite 1050
  Boston, Massachusetts 02109-4601

All Named Executive Officers and directors as a
group (11 persons)(13)............................  6,185,555          55.4         2,417,112          100.0

--------------------------

   * Less than 1%.

 (1) Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of Shares beneficially owned by a person and the percentage ownership of that person, Common Shares subject to options held by that person that are currently exercisable or exercisable within 60 days of March 15, 2001, are deemed outstanding. Except as indicated in the footnotes to this table and as provided pursuant to applicable community property laws, the stockholders named in the table have sole voting and investment power with respect to the Shares set forth opposite each stockholder's name. The table does not include options that will accelerate in connection with the Merger. Unless otherwise indicated, the business address of the stockholders named in the table is: c/o Alysis Technologies, Inc., 1900 Powell Street, Suite 110, Emeryville, California, 94608.

 (2) The sole General Partner of Warburg is Warburg, Pincus & Co., a New York general partnership ("WP"). E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("E.M. WARBURG"), manages Warburg. The partners of WP and the members of E.M. Warburg are substantially the same. Lionel I. Pincus is the Managing Partner of WP and the Managing Member of E.M. Warburg and may be deemed to control both entities. Messrs. Kressel and Gross, directors of the Company, are Managing Directors and members of E.M. Warburg and General Partners of WP. As such, Messrs. Kressel and Gross may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the Shares beneficially owned by Warburg, E.M. Warburg and WP.

 (3) Warburg is the beneficial owner of an additional 2,091,503 Class B Shares underlying the 400 shares of convertible series B preferred stock, par value $0.001 per share, of the Company. Assuming such conversion, Warburg would beneficially own 4,508,615 Class B Shares, which would represent one hundred percent (100%) of the class. The Class B Shares are non voting stock of the Company, convertible into Common Shares so long as their holder owns less than 49% of the shares entitled to vote in the election of the members of the Board of Directors. If Warburg decided to convert 827,014 Class B Shares it would own 5,474,226 Common Shares, representing 49% of the Common Shares outstanding, the only class of shares entitled to vote in the election of the Board. Following this conversion, Warburg would own 1,590,098 Class B Shares (or 3,681,601 Class B Shares, assuming the conversion of all its shares of series B preferred stock).

 (4) Includes 415,032 Common Shares issuable pursuant to options exercisable within 60 days of March 15, 2001.

 (5) Includes 19,791 Common Shares issuable pursuant to options exercisable within 60 days of March 15, 2001.

 (6) Includes 187,708 Common Shares issuable pursuant to options exercisable within 60 days of March 15, 2001.

 (7) Includes 93,854 Common Shares issuable pursuant to options exercisable within 60 days of March 15, 2001. Mr. Oltman's options are granted to JRO Consulting, Inc., a company of which he owns 100% of the capital stock.

 (8) Includes 120,000 Common Shares issuable pursuant to options exercisable within 60 days of March 15, 2001.

 (9) Includes 26,562 Common Shares issuable pursuant to options exercisable within 60 days of March 15, 2001.

 (10) Includes 59,541 Common Shares issuable pursuant to options exercisable within 60 days of March 15, 2001.

 (11) Includes 41,125 Common Shares issuable pursuant to options exercisable within 60 days of March 15, 2001.

 (12) Includes 31,250 Common Shares issuable pursuant to options exercisable within 60 days of March 15, 2001.

 (13) Includes 995,905 shares subject to options exercisable within 60 days of March 15, 2001.

                               BOARD OF DIRECTORS

    Directors are elected at an annual meeting of stockholders to serve until the next succeeding annual meeting and until their successors are elected and shall have qualified. The Merger Agreement provides that, promptly upon the purchase by the Purchaser pursuant to the Offer of such number of the Company's Common Shares as represents at least a majority of the outstanding Common Shares and from time to time thereafter, the Purchaser will be entitled to designate designees to the Board of Directors, as described in "Rights to Designate Directors and Maui Acquisition Corp.'s Designees" in this ANNEX A. Biographical information on each current director, including his or her age, follows.

    There is no family relationship between any director or executive officer of the Company.

NAME                                          AGE                     POSITION(S)
----                                        --------   ------------------------------------------
Kevin D. Moran............................     45      President, Chief Executive Officer and
                                                       Chairman of the Board
John J. Cook, Jr..........................     57      Director
Stewart Gross.............................     41      Director
Randy Katz................................     45      Director
Henry Kressel.............................     67      Director
Timothy F. McCarthy.......................     49      Director
John Oltman...............................     55      Director

    MR. MORAN has served as President and Chief Executive Officer of the Company since August 3, 1998 and as the Chairman of the Board since January 25, 1999. From 1997 to 1998, Mr. Moran served as senior vice president of Charles
Schwab & Co. Prior to 1997, Mr. Moran held numerous positions over a ten-year career at Fidelity Investments. These positions included President of National Financial Brokerage Services and Senior Vice President of Fidelity Investments Institutional Retirement Services. Mr. Moran earned his MBA from Northeastern University and a BA from College of Holy Cross in Worcester, MA. Mr. Moran is a Certified Public Accountant.

    MR. COOK has served as a director of the Company since 2000. He serves as managing director of Seaward Management Corporation, Boston, Massachusetts.
Mr. Cook has served as president of UAM Investment Services, Inc., and as chairman and chief executive officer of CS First Boston Investment
Management, Inc. Mr. Cook's previous appointments included terms as president of Fidelity Investments Institutional Group and managing director of FMR Corporation, as president of Fidelity Management Trust Company. He also worked at Morgan Guaranty Trust Co. and J.P. Morgan Investment Management Company.

    MR. GROSS has served as a director of the Company since 1997. Mr. Gross, a partner of WP, the general partner of Warburg, and a managing director of E.M. Warburg, has been with E.M. Warburg since 1987. Mr. Gross is a Director of BEA Systems, Inc., TSI International Software Ltd., and several private companies.

    DR. KATZ has served as a director of the Company since 1997. Dr. Katz is the Chairman of the Electrical Engineering and Computer Science Department at the University of California, Berkeley, and has been a professor at UC Berkeley for 17 years.

    DR. KRESSEL has served as a director of the Company since its inception in 1992. Dr. Kressel, a partner of WP, the general partner of Warburg, and a managing director of E.M. Warburg, has been with E.M. Warburg since 1983.
Dr. Kressel serves as a director of Nova Corporation, SynQuest, Inc. and EarthWeb Inc. and several privately held companies.

    MR. MCCARTHY has served as a director of the Company since January 1999.
Mr. McCarthy is the Chairman of the AdvisorTech Corporation, a brokerage systems company founded by Mr. McCarthy in 1998 and based in Tokyo, San Francisco, and Boston. From 1995 to 1998, Mr. McCarthy was President and Chief Operating Officer of Charles Schwab and Co., Inc. From 1994 to 1995, Mr. McCarthy was Chief Executive Officer of Jardine Fleming Unit Trust Ltd. in Hong Kong.

    MR. OLTMAN has served as a director of the Company since 1996. From 1991 to 1995, Mr. Oltman served as the Chairman of the Board and Chief Executive Officer of SHL Systemhouse Inc., a company that provides client/server consulting and integration services. From 1970 to 1991, Mr. Oltman served as Worldwide Managing Partner for Integration Services for Andersen Consulting and a member of Andersen Consulting's Worldwide Organization Board of Directors. Mr. Oltman serves as a director of Inacom Corp., and a privately held company.

    (a) DIRECTOR COMPENSATION

    Along with certain stock options, Messrs. Katz, McCarthy, Oltman and Cook each receives $4,500 each fiscal quarter plus reimbursement for actual travel expenses.

    (b) COMMITTEES OF THE BOARD

    The Board currently has two committees, the Audit Committee and the Compensation Committee. There is no Nominating Committee.

    Messrs. Katz, Gross and Oltman currently serve on the Audit Committee. The purpose of the Audit Committee is to review with the Company's management and independent auditors the financial statements and internal financial reporting system and controls of the Company, recommend resolutions for any dispute between the Company's management and its auditors and review other matters relating to the relationship of the Company with its auditors.

    The Audit Committee is comprised of independent directors, and is governed by a written charter first adopted and approved by the Board of Directors in June 2000. Each of the members of the Audit Committee is independent as defined by Company policy and Rule 4200(a)(14) of the National Association of Securities Dealers' listing standards. A copy of the Audit Committee Charter has been filed as Exhibit 11 to the Schedule 14D-9, and is incorporated by reference herein. The Report of the Audit Committee for fiscal 2000 has not yet been completed.

    Messrs. Katz, Kressel and Oltman currently serve on the Compensation Committee. The purpose of the Compensation Committee is to review and approve the compensation of the Company's executive officers and certain highly compensated employees for each fiscal year. The compensation of the President and Chief Executive Officer of the Company remains subject to approval by the full Board of Directors.

    (c) BOARD AND COMMITTEE MEETINGS

    The Board of Directors of the Company held a total of seven meetings and on seven occasions acted via unanimous written consent during the fiscal year ended December 31, 2000. The Audit Committee held three meeting and the Compensation Committee held two meetings during the fiscal year ended December 31, 2000. Each director, excluding Mr. Kressel, attended at least 75% of all Board Meetings and, where applicable, committee meetings held during fiscal 2000.

                               EXECUTIVE OFFICERS

    In addition to Mr. Moran, who is also Chairman of the Board, the names, ages and experience of the executive officers of the Company are as follows:

NAME                                          AGE                     POSITION(S)
----                                        --------   ------------------------------------------
David R. Bankhead.........................     51      Vice President and Chief Financial
                                                       Officer, Secretary and Treasurer
Jim Flynn.................................     40      Executive Vice President and Chief
                                                       Operating Officer
Geraldine McGrath.........................     51      Vice President, General Counsel and
                                                       Assistant Secretary
Louis Provenzano..........................     41      Senior Vice President Worldwide Sales

    The term of office of each of the above-named executive officers is at the pleasure of the Board of Directors. To the knowledge of the Company, there are no arrangements or understandings between these officers and any other person pursuant to which any of these officers was elected as an officer.

    MR. BANKHEAD has served as Vice President and Chief Financial Officer of the Company since February 28, 1999. Mr. Bankhead formerly served as Senior Vice President and Chief Financial Officer of Hogan Systems, Inc., a provider of software and services to large banks and financial institutions worldwide. Most recently Mr. Bankhead was President, Chief Executive Officer and Chief Financial Officer of Xybernet, Inc., which he joined in 1996 after Hogan's acquisition by The Continuum Company, Inc. His experience also includes nine years in various positions at Cybertek Corporation including as controller, Chief Financial Officer and Chief Operating Officer. Mr. Bankhead is a Certified Public Accountant and earned a BA from California State University, Northridge.

    MR. FLYNN has served as Executive Vice President and Chief Operating Officer of the Company since December 1, 2000. Mr. Flynn served as Chief Executive Officer of At Work Corp., which was merged into the Company in September 1999. From 1994 until 1996, Mr. Flynn was the Vice President of Greenbar Software. From 1990 until 1994, Mr. Flynn served as Vice President Business Development for International Financial Systems Ltd. From 1983 until 1990, Mr. Flynn held various positions at AT&T, including positions in systems development, engineering and sales. Mr. Flynn holds a BA from Manhattan College and an MBA from New York University. He is a Certified Document Imaging Architect and a Microsoft Certified Professional.

    MS. MCGRATH has served as General Counsel of the Company since its inception in 1992. From 1987 until 1992, Ms. McGrath served as Litton Industries Ltd.'s Integrated Automation Division Counsel and Assistant Secretary. From 1986 until 1987, Ms. McGrath served as General Counsel and Assistant Secretary for Integrated Automation, Inc., a predecessor to the Company. Ms. McGrath holds a BA from San Francisco State University and a JD from San Francisco Law School and is a member of the American Arbitration Association's Arbitrator and Mediator panels.

    MR. PROVENZANO has served as Senior Vice President of Worldwide Sales for the Company since December 2, 1999. Mr. Provenzano came to the Company from Loan Pricing Corporation, a Reuters subsidiary, where he was Senior Vice President and Director of Sales and Marketing from November 1989 to June 1999. Before joining Loan Pricing Corporation, he was Director of Portfolio Management for First National Bank of Chicago's South American Division and International Banking Officer for The Northern Trust the Company. Mr. Provenzano earned a BA from Boston College and was nominated for Scholar of the College in May 1980.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act, requires the Company's executive officers and directors and persons who own more than ten percent (10%) of a registered class of the Company's equity securities to file reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the Commission. Such officers, directors and 10% stockholders are also required by the Commission's rules to furnish the Company with copies of all Section 16(a) reports they file.

    Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that Forms 5 have been filed for such persons as required, the Company believes that, during the year ended December 31, 2000, all reporting persons complied with Section 16(a) filing requirements applicable to them, except for a Form 5 filed late by Kevin Moran and a Form 3 filed late by Louis Provenzano.

                    EXECUTIVE COMPENSATION AND BENEFIT PLANS

(a) EXECUTIVE COMPENSATION

    The following table sets forth the compensation paid by the Company to the Chief Executive Officer of the Company and the Named Executive Officers at the end of the fiscal year ended December 31, 2000.

                                                                    ANNUAL COMPENSATION
                                            -------------------------------------------------------------------
                                                                                                    LONG-TERM
                                                                                                   COMPENSATION
                                                                                                      AWARDS
                                                                                                   ------------
                                                                                                    SECURITIES
                                                                                                    UNDERLYING
                                                                                                     OPTIONS/
NAME AND PRINCIPAL POSITION                  YEARS     SALARY($)      BONUS($)      OTHER($) (3)     SAR'S(#)
---------------------------                 --------   ---------      --------      ------------   ------------
Kevin D Moran(1)..........................    2000      292,308(4)    140,000(2)           --              --
  President, Chief Executive Officer and      1999      266,455       350,000             887         299,311
  Chairman of the Board                       1998      107,019       125,000              --         530,000

James Flynn(5)............................    2000      180,000        14,850         500,000         100,000
  Executive Vice President and Chief
  Operating Officer

Louis Provenzano(6).......................    2000      175,000            --         175,000              --
  Senior Vice President of Worldwide Sales

Geraldine McGrath.........................    2000      150,424(4)         --              --              --
  Vice President, General Counsel and         1999      145,924        52,000             438          25,000
  Assistant Secretary                         1998      135,527         5,000              --          15,000

David R. Bankhead(7)......................    2000      145,385            --              --         120,000
  Vice President, Chief Financial Officer,
  Secretary and Treasurer

------------------------

(1) Mr. Moran joined the Company in August 1998 as President and Chief Executive Officer. In January 1999, Mr. Moran was appointed Chairman of the Board.

(2) Portion of these bonuses were earned in 2000 but paid in 2001. Amounts paid in 2001 were as follows: Mr. Moran, $35,000.00.

(3) Includes taxable and other income, including commissions. Mr. Flynn's other income expense represents retention bonuses.

(4) Includes income from pay in lieu of vacation time as follows: Mr. Moran, $10,769; Ms. McGrath, $5,815.

(5) Mr. Flynn joined the company in September 1999.

(6) Mr. Provenzano joined the company in December 1999.

(7) Mr. Bankhead joined the company in February 2000.

(b) STOCK OPTION TRANSACTIONS IN FISCAL 2000 AND THROUGH MARCH 15, 2001

    The following table sets forth certain information with respect to stock options granted to each of the Named Executive Officers in fiscal 2000, including the potential realizable value over the ten-year term of the options, based on assumed, annually compounded rates of stock value appreciation. These assumed rates of appreciation comply with the rules of the Commission and do not represent the Company's estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of the Company's Common Shares.

    In fiscal 2000 and through March 15, 2001, the Company granted options to purchase up to an aggregate of 761,650 Common Shares to employees and directors. All director and officer options were granted at exercise prices equal to the fair market value of the Company's Common Shares on the date of grant. All options have a term of ten years. Optionees may pay the exercise price by cash, check or delivery of already-owned Common Shares.

          OPTION/SAR GRANTS IN FISCAL 2000 AND THROUGH MARCH 15, 2001

                                                    INDIVIDUAL GRANTS
                                     -----------------------------------------------    POTENTIAL REALIZABLE
                                     NUMBER OF                                            VALUE AT ASSUMED
                                       COMMON                                          ANNUAL RATES OF STOCK
                                       SHARES     % OF TOTAL                           PRICE APPRECIATION FOR
                                     UNDERLYING    OPTIONS                                OPTION TERM (5)
                                      OPTIONS      GRANTED     AVERAGE                 ----------------------
                                      GRANTED         TO       EXERCISE   EXPIRATION
NAME                                    (1)       EMPLOYEES     PRICE        DATE         5%          10%
----                                 ----------   ----------   --------   ----------   ---------   ----------
Kevin D. Moran.....................        --          --          --            --          --           --
David R. Bankhead(2)(6)............   120,000        15.8%       7.69       2/28/10     580,155    1,470,227
James Flynn(3)(6)..................   100,000        13.1%       1.09       12/1/10      68,788      174,323
Geraldine McGrath(6)...............        --          --          --            --          --           --
Louis Provenzano...................    50,000         6.6%       1.25        3/6/11       8,764       50,976

------------------------

(1) Options granted under the 1996 Stock Plan generally become exercisable at a rate of 25% of the shares subject to the option at the end of the first year and 1/48th of the shares subject to the option at the end of each month thereafter, as long as the individual is employed by the Company.

(2) Mr. Bankhead was granted options with revised vesting. These stock options vest 50% at the end of six months and an additional 10,000 options vest per month until fully vested after twelve months.

(3) Mr. Flynn was granted options with revised vesting. These options vest over a three-year period as follows: 30% of the Common Shares subject to the option vest twelve months after the date of the grant (the "Vesting Commencement Date"), 2.5% of the Common Shares subject to the option vest each month thereafter until the second anniversary of the Vesting Commencement Date, and 3.33% of the Common Shares subject to the option vest each month thereafter until the third anniversary of the Vesting Commencement Date.

(4) The Company granted options to employees and directors to purchase 761,650 Common Shares during fiscal year 2000 and through March 15, 2001.

(5) The 5% and 10% assumed annual compound rates of stock price appreciation are mandated by the rules of the Commission and do not represent the Company's estimate or projection of future Common Shares prices.

(6) Options granted to Mr. Bankhead are subject to accelerated vesting under change of control provisions contained in an employment agreement between Mr. Bankhead and the Company. Options granted to Mr. Flynn are subject to accelerated vesting under change of control provisions contained in the option agreement between Mr. Flynn and the Company. Options granted to Ms. McGrath are subject to accelerated vesting under change of control provisions contained in the option agreement between Ms. McGrath and the Company.

     AGGREGATED OPTION EXERCISES IN FISCAL 2000 AND THROUGH MARCH 15, 2001
                     AND OPTION VALUES AS OF MARCH 15, 2001

    The following table sets forth information with respect to the Named Executive Officers concerning options exercised by them during fiscal 2000 and through March 15, 2001, and the exercisable and unexercisable options held by them as of March 15, 2001. The "Value Realized" is based on the fair market value of the Common Shares as quoted on the Over The Counter Bulletin Board on the date of exercise, less the per share exercise price, multiplied by the number of Common Shares issued. The "Value of Unexercised In-the-Money Options at March 15, 2001" is based on the closing price of $0.75 per share of the Company's Common Shares as quoted on the Over The Counter Bulletin Board on March 15, 2001, less the per share exercise price, multiplied by the number of shares issuable upon exercise of the options. No stock appreciation rights were granted during such year.

                                                          NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                         UNDERLYING UNEXERCISED             IN-THE-MONEY
                         COMMON SHARES                     OPTIONS AT 3/15/01            OPTIONS AT 3/15/01
                          ACQUIRED ON       VALUE      ---------------------------   ---------------------------
NAME                       EXERCISE      REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                     -------------   -----------   -----------   -------------   -----------   -------------
Kevin D. Moran.........     97,240         541,242       382,693        296,219             --           --
David R. Bankhead......         --              --       120,000             --             --           --
Jim Flynn..............         --              --        18,750        131,250             --           --
Geraldine McGrath......      8,400          34,268        56,978         25,522        $10,000         $938
Louis Provenzano.......         --              --        23,437        101,563             --           --

            EMPLOYMENT AGREEMENTS AND CHANGE-OF-CONTROL ARRANGEMENTS

    Mr. Moran has an employment agreement with the Company that, under certain circumstances, allows for a severance payment of up to 12 months' salary. In July 1998, the Company entered into an employment agreement with Mr. Moran (the "MORAN AGREEMENT"). Pursuant to the Moran Agreement, Mr. Moran was guaranteed a salary for the first 12 months of employment equal to $265,000 and a bonus of $250,000 to be paid in quarterly installments. Mr. Moran was also granted options to purchase 530,000 shares of the Company's Common Shares. These stock options vest 25% at the end of one year, and 1/48th of the total vests each month thereafter until fully vested after four years. If a Change of Control (as defined in the Moran Agreement) occurs during the first two years of Mr. Moran's employment and if Mr. Moran is not offered an equivalent position in the combined entity, the vesting of such stock options shall become accelerated such that 50% of such stock options shall become immediately exercisable. If a Change of Control occurs during the third or fourth years of Mr. Moran's employment, the vesting of such stock options shall become accelerated such that 100% of such stock options shall become immediately exercisable. Mr. Moran is eligible to receive additional stock options at the discretion of the Board of Directors.

    Mr. Bankhead has an employment agreement with the Company that, under certain circumstances allows for accelerated vesting of the options subject to the option agreement in the event of a change of control of the Company. Please see "Certain Relationships and Related Transactions" for details of Mr. Bankhead's employment agreement.

    Ms. McGrath's 1999 option grant, pursuant to the 1996 Option Plan, contains a provision for accelerated vesting in the event of a change of control of the Company.

    Mr. Flynn has an employment agreement with the Company that, under certain circumstances, allows for accelerated vesting of the options subject to the option agreement in the event of a change in control of the Company. Please see "Certain Relationships and Related Transactions" for details of Mr. Flynn's employment agreement.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Compensation Committee of the Company's Board of Directors, formed in January 1994, currently consists of Messrs. Katz, Kressel and Oltman. None of these individuals were at any time during fiscal 2000, or at any other time, an officer or employee of the Company. No executive officer of the Company serves as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

                    REPORT OF THE COMPENSATION COMMITTEE ON
                   ANNUAL COMPENSATION OF EXECUTIVE OFFICERS

    The Compensation Committee of the Board of Directors of the Company establishes the general compensation policies of the Company as well as the compensation plans and specific compensation levels for executive officers. The Compensation Committee during the year ended December 31, 2000 consisted of three independent, non-employee directors. The Compensation Committee was comprised of Messrs. Randy Katz, Henry Kressel and John Oltman.

    The Company's compensation philosophy is to provide a total compensation package that will enable the Company to attract and retain top executive talent, while emphasizing the linkage of compensation to corporate, team and individual performance.

    The compensation program for the executive officers is identical to that for all employees and consists of base salary, commissions, incentive stock options and bonus. Other benefits, such as medical insurance, a defined contribution pension plan, an employee stock purchase plan and supplemental severance benefits, are also available to all eligible employees.

    The Compensation Committee establishes the compensation of the Chief Executive Officer and the other executive officers based on several criteria that affect the Company's performance:

        1. Salaries of executive officers in similar positions of comparable technology companies. Selecting comparable companies is difficult due to the unique nature of the Company, which engages in the development and sales of very large scale, highly sophisticated enterprise application software solutions.

        2. The Company's performance for the prior year, including the ability to meet revenue and profit targets, to manage agreed-upon budgets, progress in the Company's development program and the successful negotiation and execution of collaborative marketing agreements.

        3. The achievement of corporate objectives, which includes focusing and accelerating development towards commercialization, entering business areas where there is the potential for a large return balanced with commensurate risks and other objectives that are designated to maximize stockholder value.

        4. The achievement of personal objectives, which include budgetary control, establishing a revised strategic direction, achieving milestones in the Company's development programs, and achieving planned revenues. Assessment of performance in these regards determines the percentile position of the individual on the base salary scale and also determines, in part, the level of cash bonus and stock option awards.

    In determining the Chief Operating Officer's compensation, the Compensation Committee considered all of the above factors relating to executive officer compensation. Specifically, the Compensation Committee considered the salary of $225,000 and options to purchase 100,000 shares of the Company's Common Shares necessary to attract and retain an executive with the experience and expertise required to successfully lead the Company's operations.

    Also in determining the option grants to Mr. Cook and Mr. Bankhead, the Compensation Committee considered all of the above factors relating to executive officer compensation. Specifically, the Compensation Committee considered granting options to purchase 100,000 Common Shares to Mr. Cook and options to purchase 125,000 shares of the Company's Common Shares to Mr. Bankhead necessary to retain directors and executives with the experience and expertise required to successfully lead the Company's operations.

    Section 162(m) of the U.S. Internal Revenue Code limits the tax deductibility by a corporation of compensation in excess of $1 million paid to any of its five most highly compensated executive officers. However, compensation that qualifies as "performance-based" is excluded from the $1 million limit if, among other requirements, the compensation is payable only upon attainment of pre-established, objective performance goals under a plan approved by the stockholders of such corporation.

    The Compensation Committee does not presently expect that total cash compensation payable for salaries to exceed the $1 million limit for any individual executive. Having considered the requirements of Section 162(m), the Compensation Committee believes that stock option grants to date meet the requirement that such grants be performance-based and are, therefore, exempt from the limitations on deductibility.

                                      Compensation Committee of the Board of
                                      Directors

                                      Randy Katz
                                      Henry Kressel
                                      John Oltman

    The foregoing report on executive compensation shall not be deemed to be incorporated by reference by any general statement incorporating by reference this Information Statement into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, except to the extent that the Company specially incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

                               PERFORMANCE GRAPH

    In accordance with Exchange Act regulations, the following performance graph compares the cumulative total stockholder return on the Company's Common Shares to the cumulative total return on the NASDAQ Composite Index and on the Hambrecht & Quist Technologies Index over the same period. The graph assumes the value of the investment in the Company's Common Shares and each index was $100 at November 8, 1996 (the date of the Company's initial public offering) and that all dividends were reinvested. The information contained in the performance graphs shall not be deemed to be "soliciting material" or to be "filed" with the Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates it by reference into such filing.

                COMPARISON OF 50 MONTH CUMULATIVE TOTAL RETURN*
     AMONG ALYSIS TECHNOLOGIES, INC., THE NASDAQ STOCK MARKET (U.S.) INDEX
                    AND THE JP MORGAN H & Q TECHNOLOGY INDEX

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

             JP MORGAN                             ALYSIS
          H & Q TECHNOLOGY  NASDAQ COMPOSITE  TECHNOLOGIES, INC
11/8/96            $100.00           $100.00            $100.00
12/31/96           $102.28           $102.92             $85.45
12/31/97           $119.92           $126.06             $28.18
12/31/98           $186.52           $177.77              $9.09
12/31/99           $416.57           $330.38            $136.36
12/31/00           $269.30           $198.82              $8.19

           *$100 INVESTED ON 11/8/96 IN STOCK OR INDEX-
           INCLUDING REINVESTMENT OF DIVIDENDS.
           FISCAL YEAR ENDING DECEMBER 31.

                            CUMULATIVE TOTAL RETURN

                                               11/8/96    12/31/96   12/31/97   12/31/98   12/31/99   12/31/00
                                               --------   --------   --------   --------   --------   --------
JP MORGAN H & Q TECHNOLOGY...................  $100.00    $102.28    $119.92    $186.52    $416.57    $269.30
NASDAQ COMPOSITE.............................   100.00     102.92     126.06     177.77     330.38     198.82
ALYSIS TECHNOLOGIES, INC.....................   100.00      85.45      28.18       9.09     136.36       8.19

------------------------

$100 invested on 11/08/96 in stock or index--including reinvestment of dividends.
Fiscal Year ending December 31.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    The following is a description of transactions during the Company's last fiscal year to which the Company was a party, in which the amount involved in the transaction exceeds $60,000 and in which any director, executive officer or holder of more than 5% of the Company's capital stock had or will have a direct or indirect material interest other than compensation arrangements that are otherwise required to be described under "Employment Agreements and Change-Of-Control Arrangements":

    In February 2000, the Company entered into an employment agreement with David R. Bankhead (the "BANKHEAD AGREEMENT"). Pursuant to the Bankhead Agreement, Mr. Bankhead is paid an annual base salary of $180,000 and is eligible for a discretionary bonus based on performance of up to 40% of his base annual salary. Any such bonus is to be paid by January 31 for the preceding year's performance. Mr. Bankhead was also granted options to purchase 120,000 of the Company's Common Shares. These stock options vest 50% at the end of six months and an additional 10,000 options vest per month until fully vested after twelve months. If a Change of Control (as defined in the Bankhead Agreement) occurs and if Mr. Bankhead is not offered the position of Chief Financial Officer of the combined entity, the vesting of such stock options shall become accelerated such that 100% of such stock options shall become immediately exercisable. If Mr. Bankhead's employment is terminated by the Company other than for cause during the first six months of his employment, the vesting of such stock options shall become accelerated such that 50% of such stock options shall become immediately exercisable. If Mr. Bankhead's employment is terminated by the Company other than for cause during the second six months of his employment, the vesting of such stock options shall become accelerated such that 100% of such stock options shall become immediately exercisable. Mr. Bankhead is eligible to receive additional stock options at the discretion of the Board of Directors.

    In December 2000, the Company entered into an employment agreement with Jim Flynn (the "FLYNN AGREEMENT"). Pursuant to the Flynn Agreement, Mr. Flynn is paid an annual base salary of $225,000. Commencing in the fiscal year 2001, Mr. Flynn will be eligible for a discretionary bonus based on performance of up to 50% of his base salary. Mr. Flynn was also granted options to purchase 100,000 of the Company's Common Shares. These options vest over a three-year period as follows: 30% of the shares subject to the option vest twelve
(12) months after the date of the grant (the "VESTING COMMENCEMENT DATE"), 2.5% of the shares subject to the option vest each month thereafter until the second anniversary of the Vesting Commencement Date, and 3.33% of the shares subject to the option vest each month thereafter until the third anniversary of the Vesting Commencement Date. If a Change of Control (as defined in the Flynn Agreement) during the employment period occurs and if Mr. Flynn is not offered a position equivalent to or more senior than Chief Operating Officer ("COO") of the combined entity, the option shall become immediately exercisable as to 50% of the shares subject to the option. Further, in the event of a Change of Control following the employment period, and provided that Mr. Flynn has not been offered a position equivalent to or more senior than COO of the combined entity, the option shall become immediately exercisable as to 100% of the shares subject to the option. If, during the employment period, the Company terminates
Mr. Flynn's employment other than for disability or cause (as defined in the Flynn Agreement), then, in lieu of any severance benefits to which Mr. Flynn may otherwise be entitled under any Company severance plan or program, he shall be entitled to payment of the greater of (i) his salary until the end of the employment period or (ii) or his salary for one year.

[FIRST UNION SECURITIES LOGO]

                                                                         ANNEX B

                                   March 20, 2001

Board of Directors
Alysis Technologies, Inc.
1900 Powell Street, Suite 100
Emeryville, California 94608-1840

Dear Members of the Board:

    You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of Alysis Technologies, Inc. ("Alysis") of the consideration to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger dated March 20, 2001 (the "Agreement"), among Alysis, Pitney Bowes, Inc. ("Pitney Bowes"), and Maui Acquisition Corp., a wholly-owned subsidiary of Pitney Bowes. Pursuant to the Agreement, the stockholders of Alysis will receive $1.39 net in cash for each share of Alysis Common Stock. For purposes of this opinion, the "Transaction" means the proposed acquisition of 100% of the outstanding shares of Alysis Common Stock by Pitney Bowes, the terms of which are more fully set forth in the Agreement.

    In arriving at our opinion, we have, among other things:

    - Reviewed the Agreement, including the financial terms of the Transaction;

    - Reviewed certain historical business, financial, and other information regarding Alysis that was publicly available or furnished to us by members of Alysis' management;

    - Reviewed certain financial forecasts and other data provided to us by members of Alysis' management relating to its business;

    - Conducted discussions with members of Alysis' management with respect to its business, financial, and other information, including its business prospects, and financial forecasts and the effects of the Transaction;

    - Reviewed the current and historical market prices of Alysis Common Stock;

    - Evaluated the current market conditions for companies in similar lines of business as Alysis;

    - Compared the financial terms of the Transaction with the financial terms, to the extent publicly available, of certain comparable transactions;

    - Reviewed the premiums paid by acquirors in representative public company transactions;

    - Analyzed the marketing process undertaken to solicit interest from potential buyers; and

    - Conducted such other financial studies, analyses, and investigations as we deemed appropriate.

    In connection with our review, we have relied upon the accuracy and completeness of the foregoing financial and other information, and we have not assumed any responsibility for any independent verification of such information. With respect to Alysis' financial projections, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgements of Alysis' management as to the expected future financial performance of Alysis. We have discussed Alysis' financial projections with Alysis' management, but we assume no responsibility for and express no view as to Alysis' financial projections or the assumptions upon which they are based. In arriving at our opinion, we have not incorporated any conclusions as a result of our physical inspection of the properties or facilities of Alysis

                             MERGERS & ACQUISITIONS
--------------------------------------------------------------------------------
  301 South College Street, 4th Floor - Charlotte, North Carolina 28288-8905 -
                     Phone 704 715-6000 - Fax 704 715-6099

[FIRST UNION SECURITIES LOGO]

Board of Directors
Alysis Technologies, Inc.
March 20, 2001
Page 2

conducted during the Transaction process and have not made or been provided with any evaluations or appraisals of the assets or liabilities of Alysis.

    In rendering our opinion, we have assumed that the Transaction will be consummated on the terms described in the Agreement that we reviewed, without any waiver of any material terms or conditions, and that in the course of obtaining any necessary legal, regulatory or third party consents and/or approvals, no restriction will be imposed that will have a material adverse effect on the contemplated benefits of the Transaction. Our opinion is necessarily based on economic, market, financial, and other conditions and the information made available to us as of the date hereof. Although subsequent developments may affect this opinion, we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion does not address the relative merits of the Transaction and the other business strategies considered by Alysis' Board of Directors, nor does it address the Board of Directors' decision to proceed with the Transaction.

    First Union Securities, Inc. is a subsidiary and affiliate of First Union Corporation. We have been engaged to render financial advisory services to Alysis in connection with the Transaction and will receive a fee for such services which include the delivery of this opinion. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Alysis for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

    It is understood that this letter is solely for the information and use of the Board of Directors of Alysis in connection with the Transaction and shall not confer any rights or remedies upon the shareholders of Alysis or any other person or be used or relied upon for any other purpose. This letter does not and shall not constitute a recommendation to any stockholder of Alysis as to whether such stockholder should tender shares of Alysis common stock in connection with, or how such stockholder should vote on, the Transaction. This opinion may not be summarized, excerpted from or otherwise publicly referred to without prior written consent, except that this opinion may be reproduced in full in any proxy, information or solicitation/ recommendation statement mailed or provided to the stockholders of Alysis in connection with the Transaction.

    Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the consideration to be received by the stockholders of Alysis in the Transaction is fair, from a financial point of view to such stockholders.

                                          Sincerely,
                                          /s/ MATTHEW B. SALISBURY

                                          Managing Director
                                          FIRST UNION SECURITIES, INC.

                             MERGERS & ACQUISITIONS
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  301 South College Street, 4th Floor - Charlotte, North Carolina 28288-8905 -
                     Phone 704 715-6000 - Fax 704 715-6099

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